Teva Announces Changes to Executive Leadership Team

•	Allan Oberman Named President and CEO Teva Americas Generics

•	Jill DeSimone joins Teva as SVP and GM of Teva Global Women’s Health

•	William S. Marth to Retire as President & CEO of Teva Americas

Jerusalem, November 5, 2012 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced management changes to its executive leadership team.

Mr. Allan Oberman, Senior Vice President of North America Generic Pharmaceuticals of Teva, has been appointed President and Chief Executive Officer of Teva Americas Generics as part of an orderly management succession. In his new role, Mr. Oberman will report directly to Dr. Jeremy Levin, President and Chief Executive Officer of Teva, and have continued responsibility for North America Generics as well as overall management of Teva’s Latin American businesses.

The Company also announced the appointment of Ms. Jill DeSimone to the newly created position of Senior Vice President and General Manager of Teva Global Women’s Health, overseeing all aspects of Teva’s Women’s Health franchise.

“These changes are part of our ongoing process to build a premier leadership team and reshape Teva,” stated Dr. Jeremy Levin, President and CEO of Teva. “Allan brings extensive experience in global generics to the Company’s Americas teams. Jill brings a great track record and many years of experience in building franchises in specialty medicine. We look forward to her contributions in leading our Women’s Health business. These changes underlie our commitment to build, in a disciplined fashion, a world class business and provide much needed medicines to patients around the world.”

Teva also announced today that as part of the succession, Mr. William S. Marth will step down as President and CEO of Teva Americas effective immediately and retire at the end of 2013. Mr. Marth will serve as a senior advisor to Dr. Levin until his retirement.

“We greatly appreciate the contributions that Bill has made to Teva over the years, most recently leading the Teva businesses in the Americas.  During this time, the Company experienced significant growth. We thank him for his tremendous service to the Company and look forward to working with him over the next year in his new capacity as a core advisor.” stated Dr. Levin.

About Allan Oberman
Allan Oberman has served as Senior Vice President of North America Generic Pharmaceuticals since earlier this year. Allan first joined Teva in 2000 and has served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent sales growth – more than double the market growth. Allan also served as the Chief Operating Officer of the Teva International Group and prior to that, as President and CEO of Teva Canada. Previously, Allan was the President of Best Foods Canada Inc. Allan also served as Chairman of the Canadian Generic Pharmaceutical Association (CGPA) in 2007 – 2008. Allan holds an MBA from the Schulich School of Business – York University and a BA from the University of Western Ontario.

About Jill DeSimone
Jill DeSimone has many years of experience, joining Teva from Bristol-Myers Squibb (BMS), where she has held various global leadership positions, most as Senior Vice President, U.S. Commercialization Excellence. Jill also held previous roles in BMS’ U.S. Oncology and Virology business units, where she was highly successful in developing important franchises. Jill is a Wharton Graduate Fellow, having completed an Executive Fellowship at the Wharton School of Business. She also holds a BS in Pharmacy from Northeastern University. Jill serves on the Board of Directors for the Children’s Health Fund (NY) and Aids United Washington (DC).

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

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